Exhibit 99.1

Press Release

For immediate release

POKERSTARS IS ‘LIVE’ IN NEW JERSEY

World’s Most Popular Poker Site Now Available to All New Jersey Players

ONCHAN, Isle of Man – March 21, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) – a leading provider of technology-based products and services in the global gaming and interactive entertainment industries – today launched PokerStars online poker and casino after receiving technical approval from the New Jersey Division of Gaming Enforcement to operate the world’s most popular poker site in New Jersey.

“We could not be more proud to bring PokerStars to New Jersey,” said David Baazov, Chairman and CEO of Amaya. “Working with our partner, Resorts Casino Hotel, we look forward to providing the most exciting, innovative and secure gaming experience to New Jersey.”

PokerStars’ much-anticipated launch in New Jersey is a significant milestone for the company and the industry. PokerStars New Jersey players will be able to take part in the brand’s most popular games, formats and products, including the popular Spin & Go variant, which crowned 13 millionaires globally between October and December 2015. Special New Jersey online promotions, bonuses and live events will be offered to players, giving them opportunities to interact with and play against some of the best and most well-known players in the world, such as Team PokerStars Pro members Daniel Negreanu, Chris Moneymaker, Liv Boeree, Jason Mercier, Vanessa Selbst, Jennifer Shahade and Jason Somerville.

PokerStars New Jersey will also offer Special Sunday tournaments, as well as a selection of casino games such as Blackjack, Roulette, Baccarat, and Slots. Available on mobile, desktop and tablet, PokerStars New Jersey will bring familiar, authentic, competitive and convenient experiences to state residents and visitors.

“This is a great day for online gaming, for state players and residents and for Atlantic City,” said Morris Bailey, owner of Resorts Casino Hotel. “Resorts has worked diligently to build a home for globally renowned brands in New Jersey and, with the addition of PokerStars, is proud to introduce yet another respected partner.”

The PokerStars New Jersey client, www.pokerstarsnj.com, will utilize its globally established age and location verification protections, account segregation and responsible gaming practices to oversee and control player activity. As one of the world’s most regulated online gaming companies with licenses in more than a dozen jurisdictions and more than 100 million cumulative registered customers around the world, Amaya is committed to implementing the highest standards of regulation, safety and security.

Customers who previously held a PokerStars real-money or play-money account are eligible for a welcome offer based on their play history. The free PokerStars New Jersey software is now available for download; players can create a new account using the log-in details from their previously held account, and are eligible to receive their last held VIP status, Play Money Chips, and StarsCoin. StarsCoin, formerly known as frequent player points, is PokerStars currency that players can use to purchase online tournament tickets, merchandise and even cash rewards from the PokerStars New Jersey VIP Store. This offer will be available until May 31, 2016. Players who set up an account on PokerStarsNJ.com will be able to avail of a first deposit bonus, as well as receiving a ticket into a $25,000 freeroll – freeroll tickets are only on offer for those who sign up within the first seven days.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sports betting and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the state of Schleswig-Holstein in Germany, the provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections related to the launch of the PokerStars brand and product offerings in the State of New Jersey. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the periods ended December 31, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.